

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

Mail Stop 3628

June 3, 2010

Via Facsimile and U.S. Mail

Peter G. Schoonmaker
President and Chief Executive Officer
Pinnacle Gas Resources, Inc.
1 East Alger Street
Sheridan, Wyoming 82801

      Re: Pinnacle Gas Resources, Inc.
              Amendment No. 1 to Schedule 13E-3 filed May 25, 2010
              File No. 5-83217
              Amendment No. 1 to Schedule 14A filed May 25, 2010
              File No. 1-33457

Dear Mr. Schoonmaker:

      We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3

General

1. We note your responses to comments one and two in our letter dated April 27, 2010; however, we reissue our comments with respect to Powder Acquisition Co., Powder Holdings LLC and Scotia. See Question 101.02 in the Going Private Transactions, Exchange Act Rule 13e-3and Schedule 13E-3 section of the Division's Compliance and Disclosure Interpretations. Scotia initiated and

negotiated the terms of the going private transaction and will acquire 32.5% pursuant to the Contribution Agreement and is providing the financing for the merger consideration. Powder Holdings, LLC and Powder Acquisition Co. are new, wholly-owned subsidiaries of Scotia, which were formed to effectuate the merger and acquire Pinnacle. Please revise.

2. We note your response to comment 13 in our letter dated April 27, 2010; however, we note that FBR's presentation dated February 24, 2009 filed as Exhibit 99(c)(3) continues to contain the term "solely." Please revise or advise us.

Schedule 14A

3. We note your response to comment four in our letter dated April 27, 2010. Please also revise the proxy card to indicate that it is a preliminary copy.

Financing of the Merger, page 6

4. We note your response to comment 18 in our letter dated April 27, 2010. Please revise to clarify that the SW Fund may not be formed prior to the shareholder meeting since Scotia's obligation to fund appears to be conditioned on shareholder approval. Please also disclose that no alternative funding arrangements have been made, as stated in your response. Please similarly revise the discussion on page 52.

Interests of Pinnacle's Directors and Officers in the Merger, page 7

5. We note your response to comment five in our letter dated April 27, 2010; however, we reissue that part of our comment asking you to quantify the profits interest for each officer or director. In addition, please file the agreement that describes the profits interest and the LLC Agreement that is referred to in the Contribution Agreement as exhibits to the Schedule 13E-3. Refer to Item 16 of Schedule 13E-3 and Item 1016(d) of Regulation M-A.

Background of the Merger, page 18

6. We note your response to comment six in our letter dated April 27, 2010. Please revise to describe the substance of the negotiations so that it is clear how the final terms were determined. For example, describe the material revisions, including any changes in consideration, during the merger negotiations with Scotia beginning in late November 2009.

7. We note your response to comment 7 in our letter dated April 27, 2010. Further, we note that on page 50 under "Other Matters" you state that the Special

Committee reviewed strategic alternatives including the potential sale of all or a portion of the assets and/or liabilities or capital stock of Pinnacle, including liquidation. Please revise to discuss in the background section each alternative that the Special Committee considered and the reasons for their rejection.

Fairness of the Merger; Reasons for the Recommendation

8. We note your response to comment ten in our letter dated April 27, 2010. Please revise to address why the board did not consider liquidation value and why DLJ did not consider historical prices, net book value, going concern value or liquidation value.

Opinion of Financial Advisor to the Special Committee, page 38

9. We note your response to comment 12 in our letter dated April 27, 2010; however, we reissue that part of our comment asking you to describe and file as exhibits the various engineering reports, whether oral or written. For example, we note the conference call with Pinnacle's third party engineers to discuss valuation of assets on February 22, 2010 and the discussion in the summary of the FBR opinion regarding the NSAI reserve report and other reports by third party reservoir engineering consultants. Please revise or advise us.

10. We note your response to comment 14 in our letter dated April 27, 2010. Please revise to describe how the results of each analysis supported the fairness opinion. In this regard, we note that the price of $0.34 fell within the lower end of the range of the results for each analysis, except for the discounted cash flow analysis. In addition, please revise to include comparable information for Pinnacle in the selected publicly traded companies analysis and the precedent transactions analysis. Finally, please describe why particular discount rates or multiples were used in the net asset value analysis.

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As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

Please direct any questions to me at (202) 551-3411. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Peggy Kim
Special Counsel
Office of Mergers & Acquisitions

cc: John Kellogg, Esq.
       Moye White, LLP